Mail Stop 3010

September 29, 2009

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

      Re: **Arbor Realty Trust, Inc.**
                  Form 10-K for fiscal year ended December 31, 2008
                  Filed March 9, 2009
                  Schedule 14A
                  Filed April 30, 2009
                  Form 10-Q for the period ended June 30, 2009
                  Filed August 7, 2009
                  File No. 1-32136

Dear Mr. Elenio:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008 filed March 9, 2009

Item 1. Business

Our Structured Finance Investments, page 5

1.   Refer to the first table on page 7. Please explain the term "Weighted Average Pay
        Rate" and clarify whether this is different from the interest rates on your loans and
        other investments. Provide similar clarification in your future filings.

Item 7. Management's Discussion and Analysis …, page 37

General

2.   We note that your operating performance is primarily driven by net interest
        income earned on investments, among other factors. Tell us what consideration
        the company gave to presenting a tabular analysis of the interest income and
        expense and related average asset balances used in determining its overall
        portfolio yield for all periods presented. In addition, clarify what consideration
        the company gave to discussing the trends in its net interest margin. Refer to Item
        303(a)(3)(ii) of Regulation S-K.

Overview, page 37

3.   The disclosure in the introductory narrative of this section should provide insight
        into the material opportunities, challenges, and risks, such as those presented by
        known material trends and uncertainties, on which your executive officers are
        most focused. In addition, it should discuss the actions management is taking to
        address these opportunities, challenges, and risks and the performance indicators
        (financial and non-financial) that management uses to manage/assess your
        business and that would be important to investors. For example, please disclose
        the impact of current market conditions on your investments and plans in future
        filings. Please revise future filings to expand the Overview and tell us how you
        plan to comply. Refer to Release No. 33-8350 (Dec. 19, 2003).

Significant Accounting Estimates and Critical Accounting Policies

Derivatives and Hedging Activities, page 42

4.   We note that you have named the third party financial services company whose
        services were retained to determine the fair value of interest rate swaps. Further,
        we note that you have incorporated by reference your Form 10-K for the fiscal
        year ended December 31, 2008 into your Form S-8 filed April 21, 2009 to register
        shares of common stock issuable under Arbor Realty Trust, Inc. 2003 Omnibus

Stock Incentive Plan, as Amended and Restated. Please amend your filing to include the consent from Chatham Financial Corporation or tell us how such company has not been expertized. Refer to the SEC's Securities Act Sections Compliance & Disclosure Interpretation Question 141.02.

Changes in Financial Condition, page 44

5.   Explain to us the business reason for exchanging 16.67% the company's interest in Prime Outlets Member LLC ("POM") for approximately $37 million of common and preferred shares of Lightstone Value Plus REIT L.P. We note that as a result of the transaction the company's investment in POM is reduced to 7.5%. Please clarify whether the company will be accounting for POM under the equity method or cost method after the transaction. Refer to EITF Topic D-46.

Liquidity and Capital Resources, page 51

6.   In future filings, please disclose whether there are cross-default provisions in any of your debt facilities.

Contractual Commitments, page 57

7.   It appears that the amounts of notes payable and collateralized debt obligations within your contractual obligations table represent only principal payments. Please tell us why you have not disclosed interest related to your senior notes. Please refer to footnote 46 in SEC Interpretive Release 33-8350.

Funds from Operations, page 62

8.   We note from your disclosure that you have included gains and losses on the sale of real estate investments in FFO. Please state whether this represents a deviation from the calculation of FFO as defined by NAREIT in its 2002 White Paper and the basis for the deviation.   Quantify the gains and losses on real estate investments that have not been excluded from FFO by source (e.g. loans, equity investments, real estate owned). If gains and losses on the sales of real estate owned or on investment in equity investees have been included in FFO, clarify the basis for excluding the related depreciation for these investments. Refer to Item 10(e) of Regulation S-K.

Item 7.A Quantitative and Qualitative Disclosures about Market Risk, page 63

Interest Rate Risk, page 63

9.   We note that for your 2008 disclosure, you presented information based on a .5% increase or decrease in LIBOR; however, for 2007, you presented information

based on a 1.5% increase or decrease in LIBOR. Please tell us why you used different assumptions for this disclosure.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 69

10.   In future filings, please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company's statement of operations, including the presentation of net interest margin. In addition tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB 11-K.

11.   Please tell us what consideration you gave to presenting the statement in the format specified by and with the information content included in Rule 3-15 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impaired Loans and Allowance for Loan Losses, page 75

12.   The note appears to describe how specific loan loss reserves were determined under SFAS 114. Please clarify how you evaluated the need for a general reserve under SFAS 5. Refer to EITF Topic D-80.

13.   We note the disclosure on page 24 regarding the company's obligation to reacquire loans under certain circumstances. Please clarify what consideration was given to including an accounting policy related to this obligation and to disclosing the dollar amounts of loans repurchased and losses incurred related to the repurchases for each period presented. Refer to SFAS 5 and FIN 45 as applicable.

14.   Tell us and include in future filings the company's accounting policy for foreclosed real estate (real estate owned) and its subsequent disposition.

Note 3 – Loans and Investments

Impaired Loans and Allowance for Loan Losses, page 85

15.   The $1.5 million charge-off related to real estate owned appears to relate to the Windbrush Village property described on page 86. Clarify why the loss on sale of real estate owned was not recorded as a separate charge in the statement of

operations rather than as a charge to the allowance for loan losses. Refer to SFAS 114 and 144.

16.   Clarify if the $55.3 million carrying amount of the $70.3 million bridge loan on a land development project in New York on which the company initiated foreclosure proceedings, represents the fair value of the underlying collateral.

17.   Please tell us how you have complied with the disclosure requirements of paragraphs 20.a.(2) and 20.a.(3), as well as paragraph 20.A of SFAS 114. For loans that continue to be impaired, please also address your policy for the recording of cash receipts collected on such loans as indicated in paragraph 20.b of SFAS 114. Further, please provide amounts of impaired loans for which no related allowance for loan losses has been determined under SFAS 114 as noted in paragraph 20.a(2).

Note 6 – Investment in Equity Affiliates

Alpine Meadows, page 91

18.   Please clarify for us how you evaluated your investment in Alpine Meadows for consolidation. We note that the initial investment represented 65% of Alpine's capital and that the company is allocated 65% of the total losses.

Prime Outlets, page 91

19.   We note that you have recorded a deficit to the minority interest in consolidated entity at December 31, 2008 related to the carried profits interest through a consolidated subsidiary, holding a note payable that accrues interest at a fixed rate of 4.0%, which has a 25% interest in Prime Outlets Member, LLC. Please tell us and disclose the circumstances surrounding accounting for deficit in minority interests, including whether the minority interest holder has a binding obligation to make good on losses of such consolidated entity.

Schedule 14A – Definitive Proxy Statement filed on April 30, 2009

Cash Awards, page 17

20.   Please tell us the individual performance goals that were applicable to each named executive officer in determining bonus payments and how those goals compared to actual results in 2008. Provide similar detailed disclosure in your future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the period ended June 30, 2009 filed August 7, 2009

Item 1. Financial Information

Notes to Consolidated Financial Statements

Note 6 – Investment in Equity Affiliates

Lightstone Value Plus REIT L.P. / Prime Outlets, page 20

21.   We note that in March 2009 the company completed the transfer of its 16.67% interest in Prime Outlets Member, LLC, in exchange for preferred and common operating units of Lightstone Value Plus REIT L.P., recording a gain on exchange of profits interest of $56.0 million. Please provide us with a more detailed description of the amounts recorded both at the time the transaction was contemplated in June 2008 and the date of the transaction.   Your response should indicate the dollar amount of any deferred gains and the reasons for the deferral.

Item 5. Other Information, page 72

22.   We note that you have amended your management agreement and that you will now be reimbursing your manager for costs incurred in managing your business. Please tell us whether you will reimburse your manager for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers in your next 10-K. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Karen Garnett, Assistant Director at 202.551.3785 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant